                                                                  EXHIBIT 99(a)

THIS PRELIMINARY PROSPECTUS SUPPLEMENT AND THE INFORMATION CONTAINED HEREIN ARE SUBJECT TO COMPLETION OR AMENDMENT AND PROSPECTIVE PURCHASERS ARE REFERRED TO THE RELATED FINAL PROSPECTUS SUPPLEMENT FOR DEFINITIVE INFORMATION ON ANY MATTER CONTAINED HEREIN. THIS PRELIMINARY PROSPECTUS SUPPLEMENT SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

PROSPECTUS SUPPLEMENT (SUBJECT TO COMPLETION, DATED __________, 1996) (TO PROSPECTUS DATED __________, 1996)

                                  $100,000,000

                                LEGG MASON, INC.

                            % SENIOR NOTES DUE 2006

      The Senior Notes will mature on _______ ___, 2006. Interest on the Senior Notes is payable semiannually on _________ and _________ of each year, commencing _________, 1996. The Senior Notes are not subject to redemption by the Company prior to maturity and are not entitled to any sinking fund.

      The Senior Notes will initially be represented by a global note registered in the name of The Depository Trust Company, as depositary ("DTC") or its nominee. Beneficial interests in the Senior Notes will be shown on, and transfers thereof will be effected only through, records maintained by the depositary (with respect to participants' interests) and its participants. Except as described herein, Senior Notes in certificated form will not be issued in exchange for the global note.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                 PROSPECTUS SUPPLEMENT OR THE PROSPECTUS.  ANY
                       REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.

==============================================================================
                                                Underwriting
                                  Price to     Discounts and      Proceeds to
                                  Public(1)    Commissions(2)    Company(1)(3)
------------------------------------------------------------------------------
Per Senior Note . . . . . . . .       %              %                 %
------------------------------------------------------------------------------
Total . . . . . . . . . . . . .       $              $                 $
==============================================================================

      (1)  Plus accrued interest, if any, from __________, 1996.
      (2) See "Underwriting" for information related to indemnification of the Underwriters.
      (3) Before deduction of expenses payable by the Company estimated at $_____.

      The Senior Notes are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to certain conditions. It is expected that delivery of the Senior Notes will be made on or about __________, 1996 through the book-entry facilities of DTC against payment therefor in immediately available funds.


LEGG MASON WOOD WALKER
     Incorporated
                              MORGAN STANLEY & CO.
                                  Incorporated
                                                             MERRILL LYNCH & CO.

          The date of this Prospectus Supplement is __________, 1996.

     NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCE, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SECURITIES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                           PAGE
                                                                           ----
The Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   S-3
Recent Developments . . . . . . . . . . . . . . . . . . . . . . . . . . .   S-3
Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   S-4
Capitalization  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   S-4
Selected Consolidated Financial Data  . . . . . . . . . . . . . . . . . .   S-5
Management's Discussion and Analysis of Results
  of Operations and Financial Condition . . . . . . . . . . . . . . . . .   S-6
Description of Senior Notes . . . . . . . . . . . . . . . . . . . . . . .  S-12
Underwriting  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-14

                                   PROSPECTUS

Available Information . . . . . . . . . . . . . . . . . . . . . . . . . .     2
Incorporation of Certain Documents by Reference . . . . . . . . . . . . .     2
The Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     3
Ratio of Earnings to Fixed Charges  . . . . . . . . . . . . . . . . . . .     3
Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     4
Description of Debt Securities  . . . . . . . . . . . . . . . . . . . . .     4
Description of Capital Stock  . . . . . . . . . . . . . . . . . . . . . .    16
Limitations on Issuance of Bearer Securities  . . . . . . . . . . . . . .    18
ERISA Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    18
Plan of Distribution  . . . . . . . . . . . . . . . . . . . . . . . . . .    19
Legal Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    21
Experts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    21

                                  THE COMPANY

     Legg Mason, Inc. (the "Company") is a holding company which, through its subsidiaries, is engaged in securities brokerage and trading, investment management of institutional and individual accounts and Company-sponsored mutual funds, investment banking for corporations and municipalities, commercial mortgage banking and provision of other financial services. The Company's principal broker-dealer subsidiary is Legg Mason Wood Walker, Incorporated ("Legg Mason Wood Walker"), a full service regional broker-dealer and investment banking firm operating primarily in the Eastern and Mid-South regions of the United States. The Company's principal investment management subsidiaries are Western Asset Management Company, Batterymarch Financial Management, Inc., Legg Mason Fund Adviser, Inc. and Bartlett & Co. ("Bartlett"). Through Legg Mason Wood Walker and its predecessors, the Company has been engaged in the securities business since 1899.

     The Company was incorporated in Maryland in 1981 to serve as a holding company for Legg Mason Wood Walker and other subsidiaries. The predecessor company to Legg Mason Wood Walker was formed in 1970 under the name Legg Mason & Co., Inc. to combine the operations of Legg & Co., a Maryland-based broker-dealer formed in 1899, and Mason & Company, Inc., a Virginia- based broker-dealer formed in 1962. The Company's subsequent growth has occurred through internal expansion as well as through its acquisitions of broker-dealer and investment management firms.

     In 1995, the Company achieved its longstanding goal of increasing its advisory fee revenues to 25% of total revenues. Advisory fee revenues totalled 26% of total revenues for the six months ended September 30, 1995. Since that time, the Company has acquired Bartlett, a Cincinnati-based asset manager with $2.2 billion under management for high net worth individuals and institutions, and has entered into an agreement to acquire Lehman Brothers Global Asset Management Limited ("LBGAM"), a London-based institutional and mutual fund advisor with approximately $3 billion under management. The Company's total assets under management as of December 31, 1995 (excluding Bartlett and LBGAM) exceeded $30 billion, including $5 billion in proprietary mutual funds.

     The Company's executive offices are located at 111 South Calvert Street, Baltimore, Maryland 21202 and its telephone number is (410) 539-0000. Unless the context otherwise requires, the term "Company" means Legg Mason, Inc. and its predecessors and subsidiaries.


                              RECENT DEVELOPMENTS

     On January 17, 1996, the Company reported revenues for its third fiscal quarter ended December 31, 1995 of $122.5 million, a 32% increase from revenues of $92.9 million in the corresponding quarter of the prior year. Net earnings were $9.2 million, up 122% from net earnings of $4.1 million in the prior year's quarter. For the nine months ended December 31, 1995, revenues were $353.7 million, a 30% increase from revenues of $271.2 million in the corresponding period of the prior year. Net earnings were $26.2 million, 114% higher than net earnings of $12.2 million in the prior year's period. Advisory fee revenues as a percentage of total revenues were 27% and 26% for the quarter and nine months ended December 31, 1995, respectively.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Senior Notes offered hereby are estimated to be $________. The Company intends to use the net proceeds for general corporate purposes. Pending any use of the net proceeds, they may be invested temporarily in short-term, interest-bearing securities.


                                 CAPITALIZATION

     The following table sets forth the unaudited consolidated short-term debt and capitalization of the Company at September 30, 1995 and as adjusted to reflect the sale of the Senior Notes offered hereby, as if such transaction had occurred on September 30, 1995:

                                                                             September 30, 1995
                                                                          ------------------------
                                                                           Actual      As Adjusted
                                                                          --------     -----------
                                                                            (in thousands)
 Short-term debt(1)  . . . . . . . . . . . . . . . . . . . . . . . . . .  $100,607       $100,607
 Long-term debt:
      Senior Notes offered hereby  . . . . . . . . . . . . . . . . . . .        --        100,000
      5 1/4% Convertible Subordinated Debentures due May 1, 2003 . . . .    68,000         68,000
                                                                          --------       --------
           Total long-term debt  . . . . . . . . . . . . . . . . . . . .    68,000        168,000
                                                                          --------       --------
 Stockholders' equity:
      Preferred stock--$10.00 par value; authorized 4,000,000 shares;
           none issued . . . . . . . . . . . . . . . . . . . . . . . . .        --             --

      Common stock--$.10 par value; authorized 20,000,000 shares;
             issued and outstanding 13,971,916 shares(2) . . . . . . . .     1,397          1,397

      Additional paid-in capital . . . . . . . . . . . . . . . . . . . .   115,167        115,167
      Retained earnings  . . . . . . . . . . . . . . . . . . . . . . . .   159,309        159,309
      Net unrealized appreciation on investment securities . . . . . . .       288            288
                                                                          --------       --------
           Total stockholders' equity  . . . . . . . . . . . . . . . . .   276,161        276,161
                                                                          --------       --------
                 Total capitalization  . . . . . . . . . . . . . . . . .  $344,161       $444,161
--------------------                                                      ========       ========

(1) Includes $56.6 million of 30-day revolving borrowings relating to cash compensating balances maintained in connection with the Company's mortgage servicing business, and $44.0 million of short-term borrowings under customary arrangements utilized in the securities brokerage industry.
(2) Does not include 1,324,091 shares issued in connection with the acquisition of Bartlett on January 2, 1996, 2,001,169 shares reserved for issuance upon exercise of outstanding stock options and 2,635,659 shares reserved for issuance upon the conversion of the Company's 5 1/4% Convertible Subordinated Debentures due 2003.

                      SELECTED CONSOLIDATED FINANCIAL DATA

      The following table sets forth selected consolidated financial data for the Company for the periods indicated.(1) Such financial data should be read in conjunction with the detailed information and consolidated financial statements, including notes thereto, included in the documents incorporated by reference in the accompanying Prospectus.


                                                                       (IN THOUSANDS, EXCEPT RATIOS)
                                                SIX MONTHS ENDED                        YEARS ENDED
                                                 SEPTEMBER 30,                            MARCH 31,
                                              -------------------   ----------------------------------------------------
                                                1995       1994       1995       1994       1993       1992       1991
                                              --------   --------   --------   --------   --------   --------   --------
                                                   (UNAUDITED)
EARNINGS STATEMENT DATA:
Revenues:
     Commissions...........................   $ 77,942   $ 58,555   $120,735   $141,375   $117,305   $112,556   $ 90,168
     Principal transactions................     32,696     27,030     59,470     53,949     55,000     53,191     42,415
     Investment advisory and related fees..     60,247     40,454     88,345     65,583     50,915     42,887     38,259
     Investment banking....................     19,150     21,297     34,653     79,283     66,575     42,297     30,944
     Interest..............................     25,818     17,225     39,265     29,990     23,973     25,629     28,267
     Other.................................     15,361     13,726     29,123     27,354     22,579     15,796     20,968
                                              --------   --------   --------   --------   --------   --------   --------
         Total revenues....................    231,214    178,287    371,591    397,534    336,347    292,356    251,021
                                              --------   --------   --------   --------   --------   --------   --------
Expenses:
     Compensation and benefits.............    131,361    105,077    217,028    228,998    193,857    164,595    136,741
     Occupancy and equipment rental             17,153     14,336     29,775     26,902     23,437     22,741     22,170
     Communications........................     13,146     12,146     25,933     22,943     20,186     17,988     17,598
     Floor brokerage and clearing fees.....      2,653      2,447      5,047      5,816      5,575      6,847      8,036
     Interest..............................     11,843      7,553     17,135     15,396     11,629     13,433     14,394
     Other.................................     26,169     23,037     48,984     38,265     32,680     31,737     29,856
                                              --------   --------   --------   --------   --------   --------   --------
         Total expenses....................    202,325    164,596    343,902    338,320    287,364    257,341    228,795
                                              --------   --------   --------   --------   --------   --------   --------
Earnings before income taxes...............     28,889     13,691     27,689     59,214     48,983     35,015     22,226
     Income taxes..........................     11,829      5,587     11,431     23,166     18,780     13,898      8,702
                                              --------   --------   --------   --------   --------   --------   --------
Net earnings...............................   $ 17,060   $  8,104   $ 16,258   $ 36,048   $ 30,203   $ 21,117   $ 13,524
                                              ========   ========   ========   ========   ========   ========   ========

Ratio of earnings to fixed charges(2)......        2.8        2.2        2.1        3.4        3.5        2.6        2.0

                                                                                          MARCH 31,
                                             SEPTEMBER 30,          ----------------------------------------------------
                                                  1995                1995       1994       1993       1992       1991
                                             -------------          --------   --------   --------   --------   --------
                                              (UNAUDITED)
BALANCE SHEET DATA:
     Total assets..........................   $1,024,185            $816,658   $811,488   $640,454   $579,883   $502,678
     Subordinated liabilities..............   $   68,000            $102,487   $102,487   $ 34,597   $ 35,020   $ 35,120
     Total liabilities.....................   $  680,024            $487,718   $497,315   $428,929   $396,906   $337,294
     Total stockholders' equity............   $  276,161            $226,453   $211,686   $176,928   $147,957   $130,264

-------------------------

(1) Historical data have not been restated to give effect to the Company's acquisition of Bartlett on January 2, 1996, which will be accounted for as a pooling of interests.
(2) The ratio of earnings to fixed charges was computed by dividing the sum of earnings before income taxes plus fixed charges by fixed charges. Fixed charges consist of all interest expense and one-third of rent expense (considered representative of the interest factor).

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

     The Company, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates and demand for securities brokerage and investment banking services, all of which have an impact on the Company's revenues as well as its liquidity. Substantial fluctuations can occur in the Company's revenues and net earnings due to these and other factors. The Company's investment advisory activities and their contribution to operating results have grown significantly, through both internal growth and acquisition, over the past ten years. Earnings from investment advisory services tend to be more stable than those from securities brokerage and investment banking activities because they are less affected by changes in securities market conditions.

     In periods of reduced market activity, profitability is likely to be adversely affected because certain expenses, consisting primarily of salaries and benefits, communications and occupancy expenses, remain relatively fixed. Accordingly, net earnings for any period should not be considered representative of any other period.

RESULTS OF OPERATIONS

SIX MONTHS ENDED SEPTEMBER 30, 1995 AND 1994

     The Company's net earnings in the six months ended September 30, 1995 increased 111% to $17.1 million from $8.1 million in the prior year's corresponding period. Revenues rose 30% to $231.2 million from $178.3 million.

     Commission revenues rose 33% to $77.9 million because of increases in sales of listed and over-the-counter stocks and non-affiliated mutual funds.

     Revenues from principal transactions increased 21% to $32.7 million because of increased sales of corporate bonds and over-the-counter stocks and higher trading profits on firm proprietary positions.

     Investment advisory and related fees increased 49% to $60.2 million, reflecting the addition of fees earned by Batterymarch Financial Management, Inc. ("Batterymarch"), and growth in assets under management in Company-sponsored mutual funds and the Company's fixed-income investment advisory subsidiary.

     Investment banking revenues fell 10% to $19.2 million as a result of a substantial decline in the number and size of co-managed offerings of real estate investment trusts, offset in part by an increase in energy-related public offerings and fees from other corporate finance activities.

     Other revenues rose 12% to $15.4 million, primarily because of increased loan originations at the Company's mortgage banking subsidiaries.

     Compensation and benefits increased 25% to $131.4 million as a result of higher sales and profitability-based compensation and the addition of expenses of Batterymarch.

     Occupancy and equipment rental increased 20% to $17.2 million because of the addition of retail brokerage office locations, the addition of expenses of Batterymarch and higher transaction volume processed by the Company's data processing service bureau.

     Communications expense increased 8% to $13.1 million, primarily because of increased quote services related to brokerage office and product area expansion.

     Floor brokerage and clearing fees rose 8% to $2.7 million reflecting higher transaction volume.

     Other expense increased 14% to $26.2 million, attributable to the addition of expenses of Batterymarch, including amortization of intangibles.

     Interest revenue increased 50% to $25.8 million because of higher interest rates earned on larger customer margin account balances and higher levels of conduit stock and firm proprietary stock loan balances.

     Interest expense increased 57% to $11.8 million because of higher interest rates paid on larger customer credit balances and increased levels of conduit stock loan balances.

     Income taxes increased 112% to $11.8 million, principally because of an increase in pre-tax earnings. Effective tax rates were 40.9% and 40.8% in the current and prior year periods, respectively.

FISCAL YEARS ENDED MARCH 31, 1995, 1994 AND 1993

           The following table sets forth, for the periods indicated, items in the Consolidated Statements of Earnings as percentages of total revenues and the increase (decrease) by item as a percentage of the amount for the previous period:


                                              Percentage of Total Revenues    Period to Period Change
                                              ----------------------------    -----------------------
                                                  Years Ended March 31,         1995           1994
                                              ----------------------------    Compared       Compared
                                              1995       1994       1993      to 1994        to 1993
                                              -----      -----      -----     --------       --------
 REVENUES
    Commissions  . . . . . . . . . . . . . .   32.5%      35.6%      34.9%    (14.6)%         20.5%
    Principal transactions . . . . . . . . .   16.0       13.6       16.4      10.2           (1.9)
    Investment advisory and related fees . .   23.8       16.5       15.1      34.7           28.8
    Investment banking . . . . . . . . . . .    9.3       19.9       19.8     (56.3)          19.1
    Interest . . . . . . . . . . . . . . . .   10.6        7.5        7.1      30.9           25.1
    Other  . . . . . . . . . . . . . . . . .    7.8        6.9        6.7       6.5           21.1
                                              -----      -----      -----

                                              100.0      100.0      100.0      (6.5)          18.2
                                              -----      -----      -----
 EXPENSES
    Compensation and benefits  . . . . . . .   58.4       57.6       57.6      (5.2)          18.1
    Occupancy and equipment rental . . . . .    8.0        6.8        7.0      10.7           14.8
    Communications . . . . . . . . . . . . .    7.0        5.8        6.0      13.0           13.7
    Floor brokerage and clearing fees  . . .    1.3        1.4        1.7     (13.2)           4.3
    Interest . . . . . . . . . . . . . . . .    4.6        3.9        3.4      11.3           32.4
    Other  . . . . . . . . . . . . . . . . .   13.2        9.6        9.7      28.0           17.1
                                              -----      -----      -----
                                               92.5       85.1       85.4       1.6           17.7
                                              -----      -----      -----

 EARNINGS BEFORE INCOME TAXES  . . . . . . .    7.5       14.9       14.6     (53.2)          20.9
    Income taxes . . . . . . . . . . . . . .    3.1        5.8        5.6     (50.7)          23.4
                                              -----      -----      -----

 NET EARNINGS  . . . . . . . . . . . . . . .    4.4%       9.1%       9.0%    (54.9)%         19.4%
                                              =====      =====      =====

     In fiscal 1995, revenues and net earnings declined from record levels reached in the prior fiscal year. Revenues were $371.6 million, a 7% decrease from revenues of $397.5 million in fiscal 1994. Net earnings were $16.3 million, down 55% from net earnings of $36.0 million in the prior fiscal year.

     Revenues derived from securities transactions for individual investors constituted approximately 50% of the Company's total revenues in fiscal 1995, and the Company believes this will continue to be the largest single source of its revenues in the foreseeable future.

REVENUES

COMMISSIONS

     Commissions fell 15% to $120.7 million in fiscal 1995, principally as a result of lower sales of non-affiliated mutual funds and listed and over-the-counter securities. Commission revenues were adversely affected by rising interest rates and investor caution, particularly on the part of individual investors.

     In fiscal 1994, commissions rose 21% to $141.4 million from levels in fiscal 1993, principally because of increases in sales of listed securities, non-affiliated mutual funds, variable annuities and over-the-counter securities. During most of fiscal 1994, commission revenues benefited from an active and rising stock market, attributable in part to investors seeking higher investment returns than those available on money market accounts and other short-term investments.

PRINCIPAL TRANSACTIONS

     Revenues from principal transactions rose 10% to $59.5 million in fiscal 1995, principally as a result of increased sales of municipal and corporate debt securities, offset in part by lower sales of mortgage-backed securities. Higher sales of municipal securities in the secondary markets substantially offset sharp declines in municipal new issue volume. Sales of corporate debt securities benefited from the Company's expansion of its taxable fixed-income marketing capabilities.

     In fiscal 1994, principal transactions fell 2% to $53.9 million because of lower sales of taxable fixed-income securities and a decline in profits on firm-owned securities positions, substantially offset by increased sales of over-the-counter securities.

INVESTMENT ADVISORY AND RELATED FEES

     Investment advisory and related fees rose 35% in fiscal 1995 to $88.3 million, principally as a result of the addition of fees earned by Batterymarch and Gray, Seifert & Co., Inc. ("Gray Seifert") and growth in assets under management in Company-sponsored mutual funds and the Company's fixed-income advisory subsidiary. Excluding fees earned by Batterymarch and Gray Seifert, investment advisory and related fees rose 19% in fiscal 1995. Fees from assets under management and from fee-based brokerage accounts accounted for 24% of total revenues in fiscal 1995, up from 16% in the prior year.

     In fiscal 1994, investment advisory and related fees rose 29% because of growth in assets under management in Company-sponsored mutual funds and the Company's fixed-income advisory subsidiary, as well as growth in various types of fee-based brokerage accounts.

INVESTMENT BANKING

     Investment banking revenues declined 56% to $34.7 million in fiscal 1995 from record levels achieved in the prior fiscal year as significantly higher interest rates led to industry-wide declines in corporate and municipal securities offerings.

     In fiscal 1994, investment banking revenues rose 19% to $79.3 million as a result of selling concessions and management fees earned on a substantially higher level of corporate underwritings, particularly co-managed offerings of real estate investment trusts and closed-end fund issuances. Low interest rates and higher securities valuations were important factors in the growth of investment banking revenues during fiscal 1994.

OTHER REVENUES

     Other revenues rose 6% to $29.1 million, primarily because of increased account maintenance fees and rental income from an office building purchased in fiscal 1995.

     In fiscal 1994, other revenues rose 21%, primarily because of increased mortgage banking loan origination fees and the addition of certain fees earned by The Fairfield Group, Inc. subsequent to its acquisition in April 1993.

EXPENSES

COMPENSATION AND BENEFITS

     Compensation and benefits fell 5% to $217.0 million in fiscal 1995, as lower commission and profitability-based compensation was partially offset by personnel additions in certain product and support areas and in twelve new branch office locations.

     In fiscal 1994, compensation and benefits rose 18% to $229.0 million, reflecting higher sales compensation on increased commission-based revenues, personnel additions, and higher profitability-based compensation.

     A substantial part of compensation expense fluctuates in proportion to the level of business activity. Other compensation costs, primarily salaries and benefits, are fixed and may not decline with reduced levels of volume. Therefore, profitability may be adversely affected by sustained periods of unfavorable market conditions or slow revenue growth in acquired businesses or new product areas.

OCCUPANCY AND EQUIPMENT RENTAL

     Occupancy and equipment rental rose 11% to $29.8 million because of the inclusion of expenses of Batterymarch and Gray Seifert and higher depreciation and data processing expenses related to branch office and product area expansion.

     In fiscal 1994, occupancy and equipment rental rose 15% to $26.9 million, principally because of increased transaction-related data processing costs and higher rental payments at corporate headquarters and certain branch office locations.

COMMUNICATIONS

     Communications costs rose 13% to $25.9 million in fiscal 1995, principally reflecting increased quote services for branch offices and product areas, and higher printing and paper expenses.

     In fiscal 1994, communications costs rose 14%, reflecting increases in telephone and transaction-related variable expenses attributable to increased business activity.

FLOOR BROKERAGE AND CLEARING FEES

     Floor brokerage and clearing fees fell 13% to $5.0 million in fiscal 1995, following a 4% increase in fiscal 1994, reflecting changes in securities transaction volume.

OTHER EXPENSE

     Other expense rose 28% and 17% in fiscal 1995 and 1994, respectively, because of increased litigation-related expenses (including a $2.0 million charge in fiscal 1995 for the proposed settlement of a class action lawsuit discussed in Note 8 of Notes to Consolidated Financial Statements incorporated by reference herein) and higher promotional and programming expense. In addition, fiscal 1995 includes the expenses of Batterymarch and Gray Seifert subsequent to their acquisitions.

INTEREST REVENUE AND EXPENSE

     Interest revenue increased 31% to $39.3 million in fiscal 1995, primarily as a result of higher interest rates earned on substantially larger customer margin account balances and stock loan conduit activity, offset in part by a reduction in interest earned on proprietary securities positions. Interest expense increased 11% to $17.1 million because of higher interest rates paid on customer credit and conduit stock loan balances, offset in part by a decline in interest paid on short-term borrowings.

     In fiscal 1994, interest revenue increased 25% to $30.0 million, as a result of increased stock loan conduit activity, larger customer margin account balances and investment of proceeds of the Company's $68.0 million convertible subordinated debenture offering completed in April 1993. These increases were partially offset by lower interest earnings on proprietary fixed-income securities positions. Interest expense increased 32% to $15.4 million, primarily because of debt service on the convertible subordinated debentures and increased stock loan conduit activity.

     As a result of substantially larger customer margin account balances and higher interest rates, the Company's net interest margin increased to 56.4% in fiscal 1995 from 48.7% in fiscal 1994.

INCOME TAXES

     Income taxes fell 51% to $11.4 million in fiscal 1995 because of lower pre-tax earnings. The Company's effective tax rate increased to 41.3% from 39.1% as a result of federal tax law changes and higher effective state income tax rates.

     In fiscal 1994, income taxes increased 23% because of higher pre-tax earnings. The Company's effective tax rate increased to 39.1% from 38.3% as a result of higher corporate income tax rates following the enactment of the 1993 Omnibus Budget Reconciliation Act.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's assets are substantially liquid, consisting mainly of cash and assets readily convertible into cash. These assets are financed primarily by free credit balances, equity capital, bank lines of credit, subordinated borrowings and other payables.

     On July 26, 1995, the Company called for redemption, effective August 25, 1995, the $34.5 million aggregate principal amount outstanding of its 7% Convertible Subordinated Debentures due June 15, 2011 (the "Debentures"). Substantially all holders converted their Debentures into 45.96 shares of the Company's common stock for each $1,000 principal amount of Debentures (based on the conversion price of $21.76 per share of common stock), with cash paid in lieu of fractional shares.

     During the six months ended September 30, 1995, cash and cash equivalents increased $53.5 million. Cash flows from financing activities generated $99.7 million, attributable to higher short-term borrowings by the Company's mortgage banking and securities brokerage affiliates. The Company used $93.3 million of cash in operating activities, primarily to fund higher securities inventories. Cash flows from investing activities provided $47.2 million, principally from reduced levels of investments in resale agreements.

     On January 5, 1995, the Company acquired the assets of Batterymarch. The Company paid $54.1 million cash at closing. An additional payment, due in early 1998 and based on Batterymarch's achievement of specified revenue levels for calendar 1997, could increase the total consideration up to $120.0 million. If the amount of any 1998 payment exceeds $40.0 million, the Company may pay all or any portion of the excess in the form of shares of the Company's common stock.

     The Company's broker-dealer subsidiaries are subject to the requirements of the Securities and Exchange Commission's net capital rule which is designed to measure the general financial soundness and liquidity of broker-dealers. At September 30, 1995, the brokerage subsidiaries had aggregate net capital of $93.4 million, which exceeded minimum net capital requirements by $84.3 million.

     The principal sources of the Company's funds are its investment advisory and broker-dealer subsidiaries. The amount of the broker-dealers' net assets that may be distributed is subject to restrictions under applicable net capital rules. In addition, the Company has a revolving bank line of credit in the amount of $50.0 million, none of which is currently outstanding, and the Company's subsidiaries have lines of credit, aggregating $240.0 million as of December 31, 1995, pursuant to which they may borrow on a short-term demand basis generally at prevailing broker call rates. Management believes that funds available from operations, its lines of credit and the sale of the Senior Notes are sufficient to meet its present and reasonably foreseeable capital needs, although the Company may augment its capital funds for continued expansion by internal growth and acquisition.

     The Company borrows and lends securities in the normal course of business to facilitate the settlement of its customer and proprietary transactions. In addition, the Company engages in conduit securities borrowing and lending activities in which it acts as an agent to facilitate settlement for other institutions. In both firm and conduit transactions, the Company deposits or receives cash, generally equal to 102% of the market value of securities exchanged, and monitors the adequacy of collateral levels on a daily basis.

INFLATION

     The Company's assets are not significantly affected by inflation because they are primarily monetary, consisting of cash, resale agreements, securities and receivables. However, the rate of inflation affects various expenses, including employee compensation, occupancy, and communications, which may not be readily recoverable in charges for services provided by the Company.


                          DESCRIPTION OF SENIOR NOTES

     The following description of the terms of the Senior Notes offered hereby (referred to in the Prospectus as the "Debt Securities") supplements the description of the general terms of Debt Securities set forth in the Prospectus, to which description reference is hereby made. The Senior Notes will constitute a series of Debt Securities and will be issued under the Senior Debt Indenture, dated as of __________, 1996 between the Company and The Bank of New York, as Trustee (the "Indenture"). The following summary of the Senior Notes is qualified in its entirety by reference to such description and to such Indenture.

     The Senior Notes will be limited to $100,000,000 in aggregate principal amount, as a result of which, as of ___________, 1996, $50,000,000 aggregate principal amount of debt Securities remains currently available to be offered by the Company under the Registration Statement of which this Prospectus Supplement and the accompanying Prospectus form a part. The Senior Notes will constitute part of the senior debt of the Company and will rank pari passu with all other unsecured and unsubordinated debt of the Company. The Company is a holding company and the Senior Notes will be effectively subordinated to indebtedness of the Company's subsidiaries. At September 30, 1995, indebtedness of such subsidiaries for money borrowed totalled approximately $101 million, which includes approximately $57 million of 30-day revolving borrowings relating to cash compensating balances maintained in connection with the Company's mortgage servicing business, and $44 million of short-term borrowings under customary arrangements utilized in the securities brokerage industry. The Company's rights and the rights of its creditors, including holders of Senior Notes, to participate in the distribution of assets of any subsidiary upon such subsidiary's liquidation or recapitalization, or otherwise, will be subject to the prior claims of such subsidiary's creditors, except to the extent that the Company may itself be a creditor with recognized claims against the subsidiary. See "Description of Debt Securities--General" in the accompanying Prospectus. The Senior Notes will be issued only in fully registered form without coupons, in denominations of $1,000 and integral multiples thereof. Initially the Senior Notes will be issued in the form of a global note (the "Global Note") registered in the name of DTC or its nominee, as described below. The Senior Notes will bear interest from ___________, 1996, at the annual rate set forth on the cover page of this Prospectus Supplement. The Senior Notes will mature on __________. Interest on the Senior Notes will be payable semiannually on _____ and ______, commencing _________, 1996, to the persons in whose names the Senior Notes are registered at the close of business on the preceding ________ or _______, respectively. The Senior Notes will not be redeemable prior to maturity and will not be subject to any sinking fund.

     The Indenture permits the defeasance of Debt Securities upon the satisfaction of the conditions described under "Description of Debt Securities--Defeasance and Discharge" and "Description of Debt
Securities--Defeasance of Certain Obligations" in the accompanying Prospectus. The Senior Notes are subject to these defeasance provisions.

BOOK-ENTRY PROCEDURES

     The Senior Notes will initially be issued in the form of a Global Note, which will be deposited with, or on behalf of, DTC and registered in the name of DTC or its nominee. Except as set forth below, the Global Note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of

DTC to DTC or another nominee of DTC or by DTC or any nominee to a successor of DTC or a nominee of such successor.

     Principal and interest payments on the Senior Notes represented by the Global Note will be made by the Company to DTC or its nominee, as the case may be, as the registered owner of the Global Note. The Company expects that DTC or its nominee, upon receipt of any payment of principal or interest in respect of the Global Note, will credit immediately the accounts of the related participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interests in such Global Note as shown on the records of DTC. Neither the Company nor the trustee or any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Note, or for maintaining, supervising or reviewing any records relating to such beneficial interests. The Company also expects that payments by participants to owners of beneficial interests in the Global Note held through such participants will be governed by standing customer instructions and customary practices, as is the case with securities registered in "street name." Such instructions will be the responsibility of such participants.

     If DTC is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue Senior Notes in certificated form in exchange for beneficial interests in the Global Note. In addition, the Company may at any time determine not to have its Senior Notes represented by the Global Note, and, in such event, will issue Senior Notes in certificated form in exchange for beneficial interests in the Global Note. In any such instance, an owner of a beneficial interest in the Global Note will be entitled to physical delivery in certificated form of Senior Notes equal in principal amount to such beneficial interest and to have such Senior Notes registered in its name. Senior Notes so issued in certificated form will be issued in denominations of $1,000 or any amount in excess thereof that is an integral multiple of $1,000 and will be issued in registered form only, without coupons.

     DTC has advised the Company as follows:   DTC is a limited-purpose trust
company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     A further description of DTC's procedures with respect to the Global Note is set forth in the Prospectus under "Description of Debt Securities--Global and Book-Entry Debt Securities." DTC has confirmed to the Company, the Underwriters and the Trustee that it intends to follow such procedures.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Senior Notes will be made by the Underwriters in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds so long as the Senior Notes are maintained in book-entry form.

     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearinghouse or next-day funds. In contrast, the Senior Notes will trade in DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Senior Notes will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Senior Notes.


                                  UNDERWRITING

     Subject to the terms and conditions of the Pricing Agreement dated ________, which incorporates by reference the Underwriting Agreement dated
___________ (together, the "Underwriting Agreement"), Legg Mason Wood Walker, Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Underwriters") have agreed, severally, to purchase from the Company the principal amount of Senior Notes set forth opposite their respective names below. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, and that the Underwriters will purchase all Senior Notes offered hereby if any of such Senior Notes are purchased.

                                                                   Principal
                                                                   Amount of
         Underwriter                                             Senior Notes
         -----------                                             ------------
 Legg Mason Wood Walker, Incorporated  . . . . . . . . . . . .   $
 Morgan Stanley & Co. Incorporated . . . . . . . . . . . . . .
 Merrill Lynch, Pierce, Fenner & Smith Incorporated  . . . . .
                                                                 ------------
      Total  . . . . . . . . . . . . . . . . . . . . . . . . .   $
                                                                 ============

     The Company has been advised that the Underwriters propose to offer the Senior Notes to the public at the initial offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of __% of the principal amount of the Senior Notes. The Underwriters may allow, and such dealers may re-allow, a concession not in excess of __% of the principal amount of the Senior Notes to certain other dealers. After the initial offering of the Senior Notes, the offering price and other selling terms may from time to time be varied by the Underwriters.

     The Underwriters intend to resell any Senior Notes which they are unable to sell in this offering from time to time, at prevailing market prices, subject to applicable prospectus delivery requirements.

     The Company does not intend to apply for listing of the Senior Notes on a national securities exchange, but has been advised by the Underwriters that they presently intend to make a market in the Senior Notes offered hereby; however, the Underwriters are not obligated to do so, and any market making activity may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading market for, the Senior Notes.

     Legg Mason Wood Walker is a wholly owned subsidiary of the Company and its participation in this offering is in compliance with the requirements of Schedule E of the Bylaws of the National Association of Securities Dealers, Inc. regarding underwriting securities of an affiliate. Certain of the Underwriters and their affiliates engage in transactions (which may include commercial banking transactions) with and perform services for the Company or one or more of its affiliates in the ordinary course of business and may do so in the future.

     The Prospectus Supplement and the accompanying Prospectus may be used by Legg Mason Wood Walker in connection with offers and sales of Senior Notes. Legg Mason Wood Walker may act as principal or agent in such transactions. Such offers will be made at prices related to prevailing prices at the time.

     The Company has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the Underwriters may be required to make in respect thereof.